July 15, 2015

VIA EDGAR Transmission

Tonya K. Aldave

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ceres, Inc.
Registration Statement on Form S-3
Filed May 8, 2015
File No. 333-204024

Dear Ms. Aldave:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective July 17, 2015, at 4:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Danielle Carbone at (212) 848-8244 to provide notice of effectiveness.

In connection with this request for effectiveness, Ceres, Inc. (the “Company”) acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ceres, Inc.

By:
Paul Kuc
Chief Financial Officer

cc:	Danielle Carbone, Esq., Shearman & Sterling LLP